UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TREE TOP INDUSTRIES, INC.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

89468V109
(CUSIP Number)

511 Avenue of the Americas
Suite 800
New York, New York 10011

Facsimile: (775) 890-3823

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 89468V109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

David I. Reichman

2. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) ☒ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions)
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
USA

Number of                         7. Sole Voting Power
Shares Beneficially              608, 245
Owned     By Each           8. Shared Voting Power
Reporting                              -0-
Person                               9. Sole Dispositive Power
                                                608, 245
                   10. Shared Dispositive Power
                                                -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
608,245 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
61.54% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
IN

* Based on 988,400 shares of the Company’s common stock outstanding as of the date April 13, 2007.

Item 1. Security and Company

This statement relates to the common stock $0.001 par value, of Tree Top Industries, Inc., a Nevada Corporation (the “Company"). The principal offices of the Company are located 511 Avenue of the Americas, Suite 800, New York, New York 10011.

Item 2. Identity and Background

(a) The name of the person filing this statement: David I. Reichman (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: 511 Avenue of the Americas Suite 800, New York, New York 10011

(c) The present principal occupation of the Reporting Person is President, Chief Executive Officer and Chief Financial Officer of the Company. The name, principal business, and address of the organization in which such employment is conducted are as follows: 511 Avenue of the Americas, Suite 800, New York, New York 10011.

(d) The reporting person is a citizen of USA.

(e) During the last five years, neither the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In May 2003, the Company authorized the issuance of 4,100,000 shares of common to be issued to the Reporting Person in lieu of repayment of a loan made by the Reporting Person to the Company. In July 2004, the Company authorized the issuance of 1,000,000 shares of it common stock to be issued to the Reporting Person in consideration for services rendered to the Company as director. As a result of a reverse stock split, 51,000 shares of the Company’s common stock were issued to the Reporting Person in lieu of the 5,100,000 shares authorized in May 2003 and July 2004.

In September 2006, the Company authorized the issuance of 525,000 shares of common stock to the Reporting Person in consideration for services rendered to the Company.

In December 2006, the Company authorized the issuance of 10,000 shares of common stock to the Reporting Person in consideration for services rendered to the Company.

An additional 11,995 shares of the Company’s common stock were purchased by the Reporting Person in a series of open market transactions over a period of seven (7) years.

Item 4. Purpose of Transaction

The Reporting Person is the principal executive officer of the Company. An aggregate of 597,995 shares were issued to the Reporting Person in consideration for services rendered to the Company. An additional 11,995 shares of the Company’s common stock were purchased by the Reporting Person in a series of open market transactions.  The Reporting Person entered into the open market transaction for the purchase of the Company’s common stock in order to share in the rewards of being a shareholder in the Company.

Item 5. Interest in Securities of the Company

(a) The Company has 988,400 issued and outstanding shares of common stock. The Reporting Person owns 608,245 shares (representing 61.54%) of the issued and outstanding common stock of the Company.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Company during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The Reporting person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2007	/s/David I. Reichman
David I. Reichman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).